UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Lombard Medical, Inc.

File No. 333-194461 - CF#30593

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Lombard Medical, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Registration Statement on Form F-1 filed on March 10, 2014, as amended.

Based on representations by Lombard Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.5	through January 31, 2024
Exhibit 10.9	through April 10, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary